Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (N◦ 333-161564) of PolyMet Mining Corp. of our report dated May 6, 2011 relating to the consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appears in the Annual Report to Shareholders, which is incorporated in this Annual Report on Form 20-F.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
May 6, 2011

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.